

News Release

TSX:RMX | NYSE.MKT:RBY June 21, 2012

Shareholders Invited to Attend Rubicon AGM to be held June 27 in Toronto

-New President and Chief Operating Officer to review Phoenix Gold Project status and plans going forward -

Rubicon Minerals Corporation (TSX:RMX | NYSE-MKT:RBY) ("**Rubicon**") invites shareholders to attend its upcoming Annual General Meeting (AGM) which is to take place at 10:00 AM, EST June 27th at the InterContinental Hotel in Toronto. At the meeting, Chief Executive Officer David Adamson will introduce Mike Lalonde, the recently appointed President and COO. Mr. Lalonde will become the CEO following a transition period of up to six months at which point Mr. Adamson will become the non-executive Chairman of the Board of Directors.

Mr. Lalonde will review and address the following points:

- Ongoing optimization studies of the Preliminary Economic Assessment ("PEA")* being carried out in conjunction with third party consultants which include evaluating lower cost mining techniques and potentially lower cut-off grades.
- Drill results and optimization studies are expected to be reviewed internally during Q4, 2012.
- While these studies are being carried out Rubicon will focus on the two most critical components in the construction schedule; the sinking of the Phoenix Shaft and the construction of the mill.
- Following the successful completion of underground infill drilling programs, drilling will be temporarily halted to allow shaft sinking to the 610 metre level to continue at a faster pace and without interruption.
- Mill foundation work in progress.
- Mill building ordered, with expected completion at the end of 2012.
- SAG and Ball Mills ordered, expected delivery by July 2013.
- 16,000 metres of expansion drilling outside of current resource planned by end of September, 2012.

Mike Lalonde said, "I am excited with the opportunity and challenges presented to me and look forward to advancing this world class discovery to potential production. The Phoenix Gold Project is one of the very few projects in the world which is funded and permitted and located in a safe political jurisdiction."

PR12-09 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

Interested parties that are unable to attend the AGM can listen to the Company's AGM presentation via webcast at: [Rubicon Minerals Webcast - June 27th, 2012 - 10:20 AM EST](#)

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing high margin gold deposits in politically safe jurisdictions such as its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario. Rubicon is well funded and its flagship Phoenix Gold Project is fully permitted to potential production. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon's shares are listed on the NYSE.MKT (RBY) and the TSX (RMX) Exchanges. Rubicon's shares are included in the S&P/TSX Composite Index and Van Eck's Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION
"David W. Adamson"
CEO

*The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The PEA is a technical report under NI 43-101, was prepared by AMC Mining Consultants with metallurgical and processing contributions from Soutex, and has an effective date of August 8, 2011.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting", "look forward" and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management's best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others; that the aspects of the transition will progress on a satisfactory basis; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource

PR12-09   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

estimate as disclosed in the PEA will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements in this news release include, but are not limited to statements regarding the assumption of the role of President and CEO position by Michael Lalonde, the assumption of the role of Chairman of the Board by David Adamson after a transition period, the expected completion of the mill building by the end of 2012, the expected delivery of the SAG and Ball Mills by July 2013, the planned expansion drilling by end of September 2012 and the results of studies and drilling expected to be reviewed in Q4 2012.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision based on a preliminary economic assessment as opposed to a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR12-09   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6